SEC

17009208

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	Tennessee	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Hopkins (202) 659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street, Suite 400	Norfolk	Virginia	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President / CEO
Title

Melissa C. Pearson
Notary Public

MELISSA C. PEARSON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY MY COMMISSION EXPIRES 1-20-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA SECURITIES®

Powered by VINING SPARKS

ICBA Securities Corporation

Statements of Financial Condition

December 31, 2016 and 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

TABLE OF CONTENTS

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation (the Company) as of December 31, 2016 and 2015, and the related notes (the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States.

PBMares, LLP

Norfolk, Virginia
February 25, 2017

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2016 and 2015

		2016		2015
ASSETS				
Cash and cash equivalents	$	**727,308**	$	738,800
Receivables from VSIBG:				
Program payments		**60,789**		49,939
Program reimbursements		**63,124**		84,260
Income tax receivable from parent		**14,588**		21,495
Prepaid expenses and other assets		**152**		1,411
Total assets	$	**865,961**	$	895,905
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Trade payable	$	**5,000**	$	-
Compensation payable		**16,825**		34,700
Due to related parties		**139,735**		121,831
Accrued expenses		**41,980**		35,226
Royalties payable:				
State banker associations		**327,030**		329,171
ICBA		**13,625**		11,252
Total liabilities		**544,195**		532,180
Stockholders' equity				
Common stock, no par value; 100 shares authorized and issued		**70,000**		70,000
Additional paid-in capital		**65,000**		65,000
Retained earnings		**186,766**		228,725
Total stockholders' equity		**321,766**		363,725
Total liabilities and stockholders' equity	$	**865,961**	$	895,905

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, LLC, which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides customers and potential customers with access to industry educational opportunities, marketing and promoting other services provided by the ISN, and marketing and promoting the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company ceased entering into any customer transactions, including fully disclosed transactions effective September 2, 2014, and does not receive or hold any customer funds or customer securities.

Revenue Recognition and Receivables

The Company earns a percentage on all eligible trades referred to VSIBG in a calendar month. Eligible trades are recorded on a settlement day basis. Management has evaluated the effects of recording eligible trades on a trade day basis and determined the effects are not material to the financial statements. Receivables represent the amounts due from VSIBG. The Company has evaluated its receivables as of December 31, 2016, and 2015 and determined no allowance for uncollectible receivables was necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2016, or 2015. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2016 and 2015 were 33.1% and 34.8% for federal tax purposes and 8.2% and 9.6% for state, respectively. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables, payables, and accrued expenses approximate their fair values due to the short maturities of these instruments. The Company does not have any instruments measured at fair value on a recurring or non-recurring basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN, which totaled $462,300 for the years ended December 31, 2016 and 2015. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program and other administrative services. The amount charged as other direct expenses relating to ISN totaled $140,185 and $129,845 for the years ended December 31, 2016 and 2015, respectively. The amount charged as other direct expenses relating to ICBA totaled $499,491 and $450,425 for the years ended December 31, 2016 and 2015, respectively.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments. The amount charged to expense totaled $145,028 and $142,716 for the years ended December 31, 2016 and 2015, respectively.

Amounts due to affiliates under these agreements are recorded as *due to related parties* in the statements of financial condition.

In accordance with the Program Agreement, VSIBG provides day-to-day management and oversight activities and is responsible for regulatory compliance for the Company. In addition, several members of VSIBG's management are also listed as management of the Company and VSIBG is disclosed as an entity in which the Company is indirectly under common control in its BrokerCheck report with FINRA. As a result, VSIBG is considered a related party for financial reporting purposes. Essentially all the Company's revenue is derived as a result of its program agreement with VSIBG. During 2016 and 2015, the Company earned $1,643,391 and $1,687,339, respectively, in revenue from activities as a result of its agreement with VSIBG.

In addition, under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements are reflected in the financial statements as a reduction of expenses. The total reimbursable expenses of $949,401 and $971,066 for the years ended December 31, 2016 and 2015, respectively, consists of salaries, occupancy, meeting, travel and other expenses.

NOTE 3. ROYALTIES – STATE BANKER ASSOCIATIONS

The Company pays the various supporting state banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amount charged to expense totaled $637,876 and $652,872 for the years ended December 31, 2016 and 2015, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio, net capital and excess net capital were as follows:

	Years ended December 31,	
	2016	2015
Net capital ratio	**2.972 to 1**	2.576 to 1
Net capital	**$ 183,113**	$ 206,620
Excess net capital	**$ 146,833**	$ 171,141

ICBA SECURITIES®

Powered by VINING SPARKS

ICBA Securities Corporation

Statements of Financial Condition

December 31, 2016 and 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
ICBA Securities Corporation
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and bank statements, noting no differences.
b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.
c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
February 25, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040867 FINRA DEC
ICBA SECURITIES
ATTN: DEIDRE TUTOR
775 RIDGE LAKE BLVD STE 200
MEMPHIS, TN 38120-9462

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harold Gladney(901)762-5309

2. A. General Assessment (item 2e from page 2) $ 4,170

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,035)

July 27, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,135

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,135

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,135

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICBA SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Harold Gladney, Chief Compliance Officer
(Title)

Dated the 1 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,667,826
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$1,667,826
2e. General Assessment @ .0025	$4,170
	(to page 1, line 2.A.)